Simpson Thacher & Bartlett llp

900 G Street, NW

Washington, D.C. 20001

telephone: +1-202-636-5500

facsimile: +1-202-636-5502

Direct Dial Number	E-mail Address
(202) 636-5592	steven.grigoriou@stblaw.com

February 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina DiAngelo Fettig and David Mathews

Re:	Franklin BSP Capital Corporation

Form N-14, File No. 333-284271

Dear Ms. DiAngelo Fettig Mr. Mathews:

On behalf of Franklin BSP Capital Corporation (the “Company”), we are providing the following responses to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 10, 2025 and February 14, 2025, relating to the Company’s Registration Statement on Form N-14 filed with the Commission on January 14, 2025 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.	Please confirm in correspondence that this Exchange Offer will remain open for at least 20 full business days.

Response: The Company confirms that the Exchange Offer will be open for at least 20 full business days.

Prospectus Summary

2.	Please revise your disclosure in this section and elsewhere to clarify that Restricted Notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Response: The disclosure on pages 3, 6 and 20 has been updated accordingly.

Risk Factors

3.	To aid investors’ understanding of the risk, please include in the prospectus summary and/or in this risk factor a brief description of what will constitute a Change of Control Repurchase Event.

Response: The disclosure on page 13 has been updated accordingly.

NEW YORK	BEIJING	Boston	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Securities and Exchange Commission	February 20, 2025

General

4.	Please confirm that the legal opinion referenced in Exhibit 11, once filed, will be consistent with Staff Legal Bulletin No. 19.

Response: The Company confirms that the legal opinion filed as Exhibit 11 is consistent with Staff Legal Bulletin No. 19.

5.	If the tax opinion referenced in Exhibit 12 is not filed prior to effectiveness of the Registration Statement, please add an undertaking that the opinion will be filed promptly after effectiveness of the Registration Statement.

Response: The Company confirms that the tax opinion referenced in Exhibit 12 is filed with Amendment No. 1 to the Registration Statement.

Accounting Comments

Prospectus Summary

6.	Please review and revise the disclosure regarding the Company’s investment objective to remove “capital” following “current income”.

Response: The disclosure on page 1 has been updated accordingly.

The Exchange Offer

7.	Please disclose under “Accounting Treatment” the accounting treatment of the unamortized debt issuance costs of the existing notes.

Response: The disclosure on page 24 has been updated accordingly.

8.	Please explain the accounting policy of the debt exchange in accordance with Financial Accounting Standards Board Accounting Standards Codification 470.

Response: The Company respectfully advises the Staff that in evaluating the appropriate accounting treatment of the exchange offer, the Company considered the guidance set forth in ASC 470-50. ASC 470-50-40-10 states that from the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except where (i) a modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange or (ii) a modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. Since the Exchange Notes to be issued in exchange for any Restricted Notes will be identical in interest rate, principal amount, interest payment dates, maturity date and optional redemption and change of control repurchase terms, the cash flow effect on a present value basis will be less than 10 percent. Additionally, none of the Restricted Notes or Exchange Notes have or will have an embedded conversion option or a conversion feature. As such, the Company intends to account for the debt exchange as a debt modification, and not a debt extinguishment.

Financial Highlights

9.	Please provide a hyperlink to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, in the lead in paragraph.

Response: The disclosure on page 37 has been updated accordingly.

Securities and Exchange Commission	February 20, 2025

10.	Please present the financial highlights for each of the last ten fiscal years of the Company or since inception. See Form N-2, Item 4, Instructions 3 and 8. Please note, the financial highlights for at least the latest five fiscal years must be audited.

Response: The disclosure on pages 37 to 39 have been updated accordingly. The Company respectfully advises the Staff that it commenced investment operations on January 7, 2021 and as such has presented periods only subsequent to such date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

11.	Please provide a hyperlink to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, in this section and elsewhere where you incorporate by reference the Company’s periodic reports.

Response: The hyperlinks to the Company’s annual and quarterly reports have been added accordingly.

Senior Securities

12.	Please present the senior securities disclosure for each of the last ten fiscal years of the Company or since inception. See Form N-2, Item 4.3, Instruction 1. Please note, the senior securities disclosure for at least the latest five fiscal years must be audited.

Response: The disclosure on pages 45 and 46 have been updated accordingly. The Company respectfully advises the Staff that it commenced investment operations on January 7, 2021 and as such has presented periods only subsequent to such date.

13.	Please revise footnote 1 to the “Asset Coverage Ratio Per Unit” column to explain the calculation in accordance with Section 18(h) of the Investment Company Act of 1940, as amended, to account for different calculations for debt versus preferred stock.

Response: The disclosure on page 46 has been updated accordingly.

14.	Please revise the senior securities disclosure to clarify that the data as of September 30, 2024 are unaudited.

Response: The disclosure on page 45 has been updated accordingly.

15.	Please revise the senior securities disclosure as of December 31, 2023 and for other periods presented to include secured borrowings of the Company.

Response: The disclosure on page 45 has been updated accordingly.

Portfolio Companies

16.	Please revise the disclosure in this section to include the percentage of the class of securities held. See Form N-2, Item 8.6 (a).

Response: The disclosure on pages 47 to 63 have been updated accordingly.

17.	Please revise the disclosure in this section to include a description of the nature of the business of any portfolio company in which the Registrant’s investment constitutes five percent or more of the Company’s assets.

Response: The disclosure on page 64 has been updated accordingly.

* * * * *

Securities and Exchange Commission	February 20, 2025

Please do not hesitate to call Rajib Chanda at (202) 636-5543, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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